UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AGILITY MULTI-ASSET INCOME FUND

(Name of Subject Company (Issuer))

AGILITY MULTI-ASSET INCOME FUND

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ann Maurer

235 W. Galena Street

Milwaukee, WI 53212

(414) 299-2217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

November 2, 2022

(Date Tender Offer First Published,
Sent or Given to Security Holders)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

Item 1.	SUMMARY TERM SHEET.

•	Agility Multi-Asset Income Fund (the “Fund”) is offering to purchase Shares (as defined below) in the Fund (the “Offer”) in an amount up to approximately 25.00% of the net assets of the Fund (or approximately $26,100,000, or approximately 3,653 Class A Shares and 25,621 Class I Shares outstanding as of August 31, 2022) (the “Offer Amount”) from shareholders of the Fund (the “Shareholders”) at the net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Shareholder desires to tender, after giving effect to all allocations), calculated as of the Valuation Date (as defined below). As used in this Schedule TO, the term “Share” or “Shares” refers to the Shares of beneficial interest in the Fund and/or portions thereof that constitute the two classes of Shares offered by the Fund designated as Class A (“Class A Shares”) and Class I (“Class I Shares”), that are tendered by Shareholders pursuant to the Offer, and includes all or some of a Shareholder’s Shares as the context requires. As of the close of business on August 31, 2022, there was approximately $12,527,633 (or 14,762 Shares) and $91,896,850 (or 102,369 Shares) outstanding in capital of the Fund held in Class A Shares and Class I Shares, respectively. The net asset value per Class A Share and Class I Share as of close of business on August 31, 2022 was $848.64 and $897.71, respectively. Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time on December 1, 2022 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Trustees (the “Board”). The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Shareholders to tender Shares for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires. The net asset per Share will be calculated for this purpose as of December 30, 2022, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Shares during the Fund’s audit for the fiscal year ending on or after the Valuation Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Shares. Since the Fund’s fiscal year ended on September 30, 2022, the Fund expects that the next audit after the Valuation Date will be completed by the end of November 2023.

•	A Shareholder may tender all of its Shares or some of its Shares. Shareholders that tender all or a portion of their Shares prior to holding such Shares for at least one year will be subject to an early withdrawal fee due to the Fund equal to 2.0% of the amount requested to be purchased, to be netted against withdrawal proceeds (the “Early Withdrawal Charge”). In determining whether the repurchase of Shares is subject to an Early Withdrawal Charge, the Fund will repurchase those shares held the longest first. If a Shareholder tenders some of its Shares in an amount that would cause the Shareholder’s remaining Shares to have a net asset value of less than $25,000 (except as a result of pro ration), the Board reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum capital account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund. See Item 4(a)(1)(ii).

•	Shares will be repurchased on a “first in-first out” basis (i.e., the portion of the Shares repurchased will be deemed to have been taken from the earliest capital contribution made by such Shareholder (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Shareholder (as adjusted) until such capital contribution is decreased to zero).

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•	The Fund intends to make an initial payment (“Initial Payment”) for repurchased Shares as follows: (A) for Shareholders from whom the Fund accepts for repurchase only a portion of their Shares, the Fund intends to pay 100% of the estimated unaudited net asset value of the Shares repurchased and determined as of the applicable Valuation Date, less any Early Withdrawal Charge relating to such Shares; and (B) for Shareholders from whom the Fund accepts for repurchase all of their Shares, the Fund intends to pay 95% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date, less any Early Withdrawal Charge relating to such Shares. Initial Payments in connection with tenders will be made within 65 days after the Notice Due Date.

•	The Fund may establish an escrow to hold funds or otherwise earmark funds (including investments) reasonably determined by the Board to be needed to make both the Initial Payment and, if the Initial Payment is less than 100% of the estimated unaudited net asset value, the balance of such estimated net asset value. As explained above, the Fund will pay the balance, if any, of the purchase price based on the audited financial statements of the Fund for the fiscal year in which such repurchase was effective.

•	The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum number of Shares being tendered. If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for Shares it purchases from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, interests in Investment Funds that the Fund has requested be withdrawn or borrowings. The amounts required to be paid by the Fund will be paid in cash. Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time, on December 1, 2022 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to December 30, 2022 (i.e., 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date. See Item 4(a)(1)(vi).

•	If a Shareholder would like the Fund to purchase all or some of its Shares, it should complete, sign and either (i) mail or otherwise deliver a Letter of Transmittal to Agility Multi-Asset Income Fund, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator, so that it is received before 11:59 p.m., Eastern Time, on December 1, 2022. The value of the Shares may change between August 31, 2022 (the date as of which the net asset value information reported herein was calculated) and the Valuation Date, the date as of which the value of the Shares being purchased will be determined. See Item 2(b). Shareholders desiring to obtain the estimated net asset value of their Shares, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio Trustees of the investment funds in which it invests, may contact UMBFS, at (888) 449-4909 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that just as each Shareholder has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also realize that although the Offer is scheduled to expire on December 1, 2022, a Shareholder that tenders all of its Shares will remain a Shareholder of the Fund through the Repurchase Date, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

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Item 2.	ISSUER INFORMATION.

(a) The name of the issuer is “Agility Multi-Asset Income Fund”. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company, and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin 53212, and its telephone number is (888) 449-4909.

(b) The title of the securities that are the subject of the Offer is “shares of beneficial interest,” or portions thereof, in the Fund, and includes both Class A Shares and Class I Shares. As of the close of business on August 31, 2022, there was approximately $12,527,633 (or 14,762 Shares) and $91,896,850 (or 102,369 Shares) outstanding in capital of the Fund held in Class A Shares and Class I Shares, respectively. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to the Offer Amount that are tendered by and not withdrawn by Shareholders as described above in Item 1.

(c) There is no established trading market for the Shares, and any transfer thereof is limited by the terms of the Fund’s most recent Memorandum, as it may be supplemented or amended from time to time.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “Agility Multi-Asset Income Fund.” The Fund’s principal executive office is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin, 53212 and the telephone number is (888) 449-4909. The principal investment objective of the Fund is to seek positive investment returns over various market cycles, with a majority of such returns derived from income. The Fund also seeks, over time, to preserve the “real purchasing power” of an investment in the Fund through capital appreciation of the Fund’s investments in an amount that is equal to or exceeds the rate of inflation (as measured by the consumer price index). The Fund intends to invest primarily in pooled investment vehicles, including, but not limited to, mutual funds, private investment funds and exchange traded products (collectively, “Investment Funds”). The Adviser of the Fund is Perella Weinberg Partners Capital Management LP. The principal executive office of the Adviser is located at 767 Fifth Avenue New York, New York 10153. The Trustees on the Fund’s board of Trustees are Terrance P. Gallagher, David G. Lee, Robert Seyferth and Gary E. Shugrue. Their address is c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin 53212.

Item 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i) Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to the Offer Amount that are tendered by Shareholders by 11:59 p.m., Eastern Time, on December 1, 2022 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii) The value of the Shares tendered to the Fund for purchase will be the net asset value as of the close of business on December 30, 2022, or, if the Offer is extended as described in Item 4(a)(1)(v) below, as of any later Valuation Date, after the reduction for all fees (including the Early Withdrawal Charge), any required tax withholding and other liabilities of the Fund to the extent accrued or otherwise attributable to the Shares being repurchased.

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A Shareholder may tender all or some of its Shares. If a Shareholder tenders some of its Shares in an amount that would cause the Shareholder’s remaining Shares to have a net asset value of less than $25,000 (except as a result of pro ration), the Board reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund.

The Fund will make an Initial Payment for repurchased Shares as follows: (A) for Shareholders from whom the Fund accepts for repurchase only a portion of their Shares, the Fund intends to pay 100% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date, less any Early Withdrawal Charge relating to such Shares; and (B) for Shareholders from whom the Fund accepts for repurchase all of their Shares, the Fund intends to pay 95% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date, less any Early Withdrawal Charge relating to such Shares. Initial Payments in connection with tenders will be made within 65 days after the Notice Due Date. The Fund may establish an escrow to hold funds or otherwise earmark funds (including investments) reasonably determined by the Board to be needed to make both the Initial Payment and, if the Initial Payment is less than 100% of the estimated unaudited net asset value, the balance of such estimated net asset value. The Fund will pay the balance, if any, of the purchase price based on the audited financial statements of the Fund for the fiscal year in which such repurchase was effective. This amount will be subject to adjustment upon completion of the annual audit of the Fund’s financial statements for the fiscal year in which the repurchase is effected. Final adjustments of payments in connection with the repurchased Shares will be made within 5 business days after the completion of the annual audit of the Fund. It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

The amounts required to be paid by the Fund will be paid in cash. Payments for repurchased Shares may require the Fund to liquidate portfolio holdings in Investment Funds earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses and an increase in the Fund’s portfolio turnover. The Fund may, but need not, maintain cash or borrow money to meet repurchase requests. Such a practice could increase the Fund’s operating expenses and impact the ability of the Fund to achieve its investment objective.

In the event that Adviser or any of its affiliates holds Shares in its capacity as a Shareholder, such Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund, without notice to the other Shareholders.

(iii) The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on December 1, 2022. Shareholders that desire to tender Shares for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board.

(iv) Not applicable.

(v) At the absolute discretion of the Board, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated November 2, 2022, and, in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Shareholders.

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(vi) Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 p.m., Eastern Time, December 1, 2022 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to December 30, 2022 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii) Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMBFS to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on December 1, 2022 (or if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to UMBFS by certified mail, return receipt requested, or by facsimile transmission.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

(ix) If more than the Offer Amount of Shares are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, then the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered on or before the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x) The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program. Another such risk is that, due to a reduction in the aggregate assets of the Fund, Shareholders that do not tender Shares may bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares purchased pursuant to the Offer could result in the Adviser being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Fund earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased operating expenses for the Fund.

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(xi) Not applicable.

(xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer. Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

A Shareholder will generally recognize a taxable gain or loss on a sale of their Shares in an amount equal to the difference between their tax basis in the Shares and the amount they receive for them. Generally, this gain or loss will be long-term or short-term depending on whether the holding period exceeds twelve months. Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other Shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

Pursuant to the regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

(2) Not applicable.

(b) At the present time, the Fund is not aware of any intentions of any Fund affiliates, officers or Trustees to have their Shares (to the extent that they own any) acquired in this tender offer.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Memorandum provides that the Fund’s Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders.  The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Adviser, or the Fund’s Board, or any person controlling the Fund or controlling the Adviser; and (ii) any other person, with respect to Shares, as disclosed above. The Fund commenced operations as a registered investment company under the 1940 Act on October 1, 2010 and has previously offered to purchase Shares from Shareholders pursuant to written tenders on a quarterly basis beginning with the quarter ended March 31, 2011.

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Item 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set out in the Memorandum.

(b) Shares that are tendered to the Fund in connection with the Offer to Purchase, if accepted for repurchase, will be repurchased, resulting in an increase in the expense ratios of remaining Shares in the Fund (assuming no further issuances of Shares). The Fund currently expects that it will accept subscriptions for Shares as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board.

(c) None of the Fund, the Adviser or the Board or any person controlling the Fund, the Adviser or the Board has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of Shareholders of the Board, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Board), or the disposition of Shares (other than through periodic purchase offers, including the Offer); or (7) any changes in the Fund’s Agreement or Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed the Offer Amount (unless the Fund elects to purchase a greater amount), will be paid from one or more of the following sources: cash on hand, proceeds from the sale of and/or delivery of portfolio holdings, or borrowings (as described in paragraph (d) below). Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (i) cash, (ii) liquid securities and/or (iii) interests in Investment Funds that the Fund has requested be withdrawn in an amount equal to the aggregate estimated unpaid dollar amount of any proceeds owed by the Fund to a Shareholder, as described above.

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the Adviser or the Board or any person controlling the Fund, the Adviser or the Board has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Shareholders.

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Item 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a) As of September 1, 2022, other than Kent E. Muckel, none of the Fund’s Trustees or officers held any Shares.  As of August 31, 2022, Kent E. Muckel held 0.08% of the Fund’s outstanding Class I Shares.

(b) Other than transactions conducted pursuant to the continuous offering of Shares and the previous tender offer for the repurchase of Shares, there have not been any transactions involving Shares in the last 60 days.  The Fund’s previous tender offer for the repurchase of Shares had an expiration date of September 1, 2022.

Item 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

Item 10.	FINANCIAL STATEMENTS.

(a) (1) The Fund will prepare, and transmit to Shareholders, an unaudited semi-annual and an audited annual report with financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.  The Fund commenced operations as a registered investment company under the 1940 Act on October 1, 2010 and has a fiscal year end of September 30. Accordingly, reference is made to the audited annual financial statements of the Fund for the annual period ended September 30, 2021, which were filed with the SEC on Form N-CSR on December 9, 2021 (File number 811-22466), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO. The Fund mailed these audited financial statements to Shareholders on or about November 29, 2021. Reference is also made to the audited annual financial statements of the Fund for the annual period ended September 30, 2020, which were filed with the SEC on Form N-CSR on December 4, 2020 (File number 811-22466), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO. The Fund mailed these audited financial statements to Shareholders on or about November 30, 2020. Reference is also made to the audited annual financial statements of the Fund for the annual period ended September 30, 2019, which were filed with the SEC on Form N-CSR on December 5, 2019 (File number 811-22466), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO. The Fund mailed these audited financial statements to Shareholders on or about November 29, 2019. Reference is also made to the audited annual financial statements of the Fund for the annual period ended September 30, 2018, which were filed with the SEC on Form N-CSR on December 7, 2018 (File number 811-22466), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO. The Fund mailed these audited financial statements to Shareholders on or about November 29, 2018. Reference is also made to the audited financial statements of the Fund for the annual period ended September 30, 2017, which were filed with the SEC on Form N-CSR on December 8, 2017 (File number 811-22466), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO.  The Fund mailed these audited annual financial statements to Shareholders on or about November 29, 2017.  Reference is also made to the audited annual financial statements of the Fund for the period ended September 30, 2016, which were filed with the SEC on Form N-CSR on December 7, 2016 (File number 811-22466), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO.  The Fund mailed these audited annual financial statements to Shareholders on or about November 29, 2016. Reference is also made to the audited annual financial statements of the Fund for the period ended September 30, 2015, which were filed with the SEC on Form N-CSR on December 4, 2015 (File number 811-22466), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO.  Reference is also made to the audited annual financial statements of the Fund for the period ended September 30, 2014, which were filed with the SEC on Form N-CSR on December 5, 2014 (File number 811-22466), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO.  Reference is also made to the audited annual financial statements of the Fund for the period ended September 30, 2013, which were filed with the SEC on Form N-CSR on December 4, 2013 (File number 811-22466), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO.  Reference is also made to the audited annual financial statements of the Fund for the period ended September 30, 2012, which were filed with the SEC on Form N-CSR on December 7, 2012 (File number 811-22466), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO. Reference is also made to the audited annual financial statements of the Fund for the period ended September 30, 2011, which were filed with the SEC on Form N-CSR on December 9, 2011 (File number 811-22466), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO.

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(2)        The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have earnings per share information.

(3)        Not applicable.

(4)        Class A NAV per Share $848.64 (8/31/22)

Class I NAV per Share $897.71 (8/31/22)

(b)       The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.

Item 11.	ADDITIONAL INFORMATION.

(a)     (1)        None.

(2)        None.

(3)        Not applicable.

(4)        Not applicable.

(5)        None.

(b)     None.

Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

F.	Calculation of Filing Fee Tables

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

AGILITY MULTI-ASSET INCOME FUND

By:	/s/ Philip Alfonsin
Name: Philip Alfonsin
Title: Treasurer

November 2, 2022

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EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.
B	Offer to Purchase.
C	Form of Letter of Transmittal.
D	Form of Notice of Withdrawal of Tender.
E	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.
F	Calculation of Filing Fee Tables